GOLD FIELDS LIMITED - OPERATIONAL UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2025 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (Gold Fields or the Company) Operational update for the quarter ended 30 September 2025: - Attributable production 6% higher (QoQ) at 621koz - All-in sustaining costs (AISC) 10% lower (QoQ) at US$1,557/oz - All-in costs (AIC) 11% lower (QoQ) at US$1,835/oz JOHANNESBURG, 5 November 2025: Gold Fields Limited (NYSE & JSE: GFI) issues the following operational update for the quarter ended 30 September 2025. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December. Statement by Mike Fraser, CEO Gold Fields delivered another solid performance in the third quarter, maintaining the positive momentum of the first half of the year. We continued to focus on our multi-year safety improvement plan and although we have had five consecutive quarters fatality-free, we had three serious injuries in the quarter, demonstrating the need for continued focus and effort in our safety journey. Group attributable production increased 6% quarter-on-quarter (QoQ) (+22% year-on-year (YoY)) while All-in costs (AIC) decreased by 11% QoQ (-4% YoY). All-in sustaining costs (AISC) declined by 10% QoQ and 8% YoY. Importantly, we remain on track to achieve our full-year production and cost guidance. Net debt decreased by US$696m during the quarter to US$791m at the end of September 2025 (net debt at 30 June 2025: US$1,487m), driven by strong cash generation, partially offset by the payment of the interim dividend of US$361m. Gold Fields remains in a robust financial position with a net debt to EBITDA ratio of 0.17x at the end of Q3 2025, compared to 0.37x in Q2 2025. Post the quarter-end, Gold Fields completed the acquisition of Gold Road Resources and paid US$1.45bn (A$2.23bn),net of cash received, the special dividend paid by Gold Road upon transaction close and the disposal of the Northern Star Resources shares that were acquired as part of the transaction. The purchase was funded using a fully underwritten bridge facility of US$2.3bn (A$3.48bn) that was executed on 15 July 2025. Taking into account the acquisition of Gold Road Resources and the disposal of the Northern Star Resources shares, we remain comfortably below a net debt: EBITDA ratio of 1.0x. On 26 September 2025, Gold Fields announced the monetisation of the Northern Star Resources shares acquired as part of the Gold Road Resources acquisition for total proceeds of A$1.1bn which were used to repay a portion of the bridge facility. Separately, Gold Fields also disposed of its 19.5% stake in Galiano Gold for a total consideration of C$151m. Safe, reliable, cost-effective operations Our operations continued to deliver strongly against plan during the quarter. Group attributable gold-equivalent production increased 6% QoQ to 621koz (Q2 2025: 585koz), and was 22% higher YoY (Q3 2024: 510koz). Further improvement is expected in Q4 2025 as the Salares Norte mine ramps up to steady-state production levels, and we consolidate 100% of the Gruyere mine post the acquisition of Gold Road Resources. Group AIC for Q3 2025 decreased by 11% QoQ to US$1 835/oz (Q2 2025: US$2,054/oz) primarily driven by higher gold sales volumes and was 4% lower YoY (Q3 2024: US$1,909/oz), reflecting higher gold sold and lower capital expenditure. AISC for the quarter was US$1 557/oz, 10% lower QoQ (Q2 2025: US$1,739/oz) and 8% lower YoY (Q3 2024: US$1,694/oz),benefiting from increased gold production. The Australian assets performed in line with plan during Q3 2025. As in 2024, St Ives is expected to deliver a strong fourth quarter, although the increase from Q3 2025 will be less pronounced than in 2024. Following the completion of the Gold Road transaction on 14 October 2025, attributable production from Gruyere will be 100% for most of Q4 2025. On a like-for-like basis (50%), Gruyere's production is expected to increase in Q4 2025. Tarkwa's production increased 15% QoQ to 123koz in Q3 2025 (Q2 2025: 107koz), driven by higher feed grade resulting from an increased proportion of mined ore (vs lower-grade stockpile ore) in the processing mix. Production in Q2 2025 was affected by higher waste stripping, which led to a greater reliance on low-grade stockpiles. Tarkwa's production is expected to increase further in Q4 2025. South Deep had another steady performance in Q3 2025, producing 78koz and meeting its plan for the quarter. AIC were flat QoQ and only 3% higher YoY, illustrating the extent of the asset's leverage to increasing volumes. The team continues to make good progress in improving stope turnaround which is key to driving efficiency and realising incremental gains. Salares Norte continued to make good progress in its ramp-up. After producing 50koz eq in Q1 2025, the mine increased output by 46% QoQ to 73koz eq in Q2 2025 and by a further 53% QoQ to 112koz eq in Q3 2025. Production is expected to increase further in Q4 2025, positioning Salares Norte well to achieve its 2025 guidance of 325koz eq - 375koz eq, at an AISC of US$975/oz eq - US$1,125/oz eq. The mine achieved commercial levels of production during Q3 2025, and is making good progress towards steady-state levels of production, which is expected by year-end. 2026 is set to be the first full year of steady-state production, during which the mine is expected to produce 550koz eq - 580koz eq at an AISC of US$825/oz eq - US$875/oz eq. Have a positive social and environmental impact Gold Fields is in the process of finalising an internal mid-point review of its 2030 ESG targets, to ensure these targets remain context-based and aligned to our strategic aspirations for the business, and support the growth of our asset base. The preliminary outcomes of the review show that we have made good progress towards our targets with tangible benefits for the business and our stakeholders. The benchmarking work we have undertaken also shows that Gold Fields is either leading or aligned with our global peers. The outcomes of this review will be published with our FY 2025 results in February 2026. Construction of the St Ives renewables plant (comprising 35MW solar and 42MW wind capacity) continued during Q3 2025, with the project now 80% complete. All solar PV panels have been installed and electrical connections are underway. The components for the wind turbines have arrived in Australia and are currently being delivered to site. Once completed it is expected to deliver over 70% of the mine's electricity requirements and reduce its electricity costs to one third of the current costs. At Granny Smith, the 11MW solar plant commissioned in Q2 2025 operated at full capacity during Q3 2025. The site now has a total of 19MW of solar capacity and 9MW battery storage, with 20% of its electricity being generated from solar power in September. In August 2025, Gold Fields reported conformance with the Global Industry Standard on Tailings Management (GISTM), achieving over 95% compliance across all tailings storage facilities in the Group. Gold Fields remains committed to achieving 80% compliance prior to the transition of the Damang asset to the Government of Ghana in April 2026.

Growing the quality and value of our portfolio Gold Road transaction In May 2025, Gold Fields announced that it had entered into a binding Scheme Implementation Deed to acquire 100% of the issued and outstanding share capital of Gold Road Resources, thereby consolidating full ownership of the Gruyere mine. In September 2025, Gold Road Resources shareholders voted in favour of the transaction, and the Supreme Court of Western Australia subsequently approved the Scheme, which was then lodged with the Australian Securities and Investments Commission. As a result, all conditions were satisfied and the Scheme became effective on 26 September 2025. The Scheme was implemented on 14 October 2025, upon which Gold Road shareholders received a fixed cash consideration of A$2.08306 per share (representing A$2.52 per share) less a fully franked special dividend of A$0.43694 per share and a variable cash consideration of A$0.98117 per share linked to Gold Road's shareholding in Northern Star Resources. Owning 100% of Gruyere, along with the surrounding land package enables Gold Fields to optimise the life-of-mine plan and unlock additional value from the asset. Windfall progress During Q3 2025, the Windfall team made good progress in advancing the permitting approvals process for the project. Project execution readiness activities also continued to advance. The Final Investment Decision will be progressed, subject to approval of the Environmental Impact Assessment. Changes to Mineral Resources and Mineral Reserves prices As part of our annual process, we have revised our Mineral Resources and Mineral Reserves gold prices, increasing the Reserve gold price from US$1 500/oz to US$2 000/oz and the Resources gold price from US$1 725/oz to US$2 300/oz. The revision was mainly due to the higher gold consensus prices, gold price trends and inflation. While we have revised our gold price assumptions upward to reflect recent trends, we continue to apply a conservative approach to ensure Mineral Reserves remain resilient to potential price volatility. This balance recognises the strong price trends of recent years while safeguarding long-term value. A full portfolio Resources & Reserves update will be provided as part of the 2025 financial year-end reporting cycle in March 2026. The updated attributable Mineral Resources and Mineral Reserves for Tarkwa are outlined below in light of the upcoming mining lease renewal process. Tarkwa life-of-mine extension Tarkwa remains one of the cornerstone assets of the Gold Fields portfolio. Through proactive engagements with the Government of Ghana, we have initiated the process to renew the Tarkwa mining lease due to expire in April 2027. A key component of this process has been updating of Tarkwa's life-of-mine plan and the mine's declared Mineral Resources and Reserves. For 2025, managed Mineral Reserves have increased to 7.4 million ounces from 4.3 million ounces, while managed Mineral Resources (inclusive of Reserves) have grown to 11.2 million ounces from 8.9 million ounces. Gold Fields' attributable share, allowing for the Government of Ghana's 10% free-carry interest, represents 6.6 million ounces of Reserves (up from 3.8 million ounces) and 9.3 million ounces of Measured and Indicated, and 0.7 million ounces of Inferred Resources, inclusive of Reserves. This increase of approximately 70% in attributable Reserves is driven by the removal of key operational constraints, including a reduced Akontansi open pit stand-off distance from infrastructure and the higher Reserve gold price. A key focus for the team in the near to medium term is to optimise Tarkwa's operating costs to drive margin and cash generation and to further increase mineable inventory. Exploration update Greenfields exploration remains a core pillar of Gold Fields' growth strategy, aimed at building a long-term pipeline of high-quality, early-stage opportunities that will underpin production in 2035 and beyond. We continue to pursue early-stage exposure to high-margin, low-capex gold systems through disciplined capital allocation across joint ventures, equity positions, and 100%-owned assets. In 2025, Gold Fields is advancing 19 active projects across four continents, testing more than 40 exploration targets. Exploration in Australia gained momentum during September 2025. The maiden drill rig has commenced at Edinburgh Park (Queensland), while airborne geochemical surveys have begun across West Tanami. In New South Wales, four East Lachlan targets have advanced to drill-ready status. The Gold Road integration is nearing completion, resulting in a 200% increase in Gold Fields' Australian greenfields landholding, and the addition of an experienced exploration team - enhancing our discovery capability heading into 2026. Momentum also continues to build across our landholding in Canada. A 38,000m greenfields drill programme commenced in July 2025, with strong progress at Windfall and surrounding regional targets. The Phoenix Joint Venture with Bonterra has now exceeded 70,000m of drilling. At Santa Cecilia in Chile, drilling through our joint venture with Torq Resources has confirmed a large, mineralised gold-copper porphyry system at Los Gemelos and Pircas. This marks an important milestone which validates the geological model and scale potential. Post quarter-end, Gold Fields proceeded with the second stage of the earn-in option for the Santa Cecilia project by contributing US$11m to cover all of the project costs, including a diamond drilling programme. In Peru, social permitting progressed well across the Moquegua and Leonidas projects, strengthening relationships with local communities and paving the way for initial drilling in 2026. Leadership changes After eight years at Gold Fields, Martin Preece retired on 31 August 2025. Following Martin's retirement, Francois Swanepoel, who was previously Chief Technical Officer (CTO), was appointed as Chief Operating Officer (COO). I would like to thank Martin for his valuable contribution and congratulate Francois on his new role. Jason Sander, who has extensive Technical and industry experience, was appointed as Acting Chief Technical Officer. FY2025 guidance remains unchanged Our priority for the remainder of 2025 is to ensure safe, reliable and cost-effective delivery against our production guidance for the year. Gold Fields remains on track to meet the original production and cost guidance provided in February 2025. Attributable gold-equivalent production is expected to be in the upper end of the guidance range of 2.250Moz - 2.450Moz. AISC are expected to be between US$1,500/oz - and US$1,650/oz, and AIC are expected to be between US$1,780/oz - US$1,930/oz. Mike Fraser Chief Executive Officer 5 November 2025 [About this statement of Mineral Resources and Mineral Reserves] The Mineral Resource and Reserve estimates in this release are reported in accordance with the requirements of the SAMREC Code and Securities and Exchange Commission's (SEC) S-K 1300. Estimates are disclosed on an attributable basis as at December 31, 2025. Tonnage, grade, contained metal, and classification (Measured, Indicated, Inferred for Mineral Resources; Proved, Probable for Mineral Reserves) are disclosed for each category, for both Mineral Reserves and Mineral Resources (inclusive and exclusive of Mineral Reserves). Disclosed Inclusive Mineral Resources and Mineral Resources Exclusive of Mineral Reserves have been estimated. All Mineral Resources have demonstrated economic viability by initial study with a cost of capital and operating costs better than 50%, with an expectation to not require more than 25% contingency and have demonstrated a reasonable prospect of economic extraction (RPEE). Only Measured and Indicated Mineral Resources have been used to estimate Mineral Reserves, subject to the application of appropriate modifying factors and have demonstrated positive economics based on a prefeasibility study level life-of-mine Mineral Reserve plan that has a capital and operating cost estimate of better than 25% and does not require more than 15% contingency. Inferred Mineral Resources are not included in the

Mineral Reserve economic analysis or the Mineral Reserves estimates. No Measured Mineral Resource was estimated as Probable Mineral Reserve.

The Mineral Reserve estimates are 90% attributable to Gold Fields at a gold price of US$2,000/oz, and the estimate disclosure is delivered to the process plant on the ROM.

Tarkwa Attributable Mineral Reserves

	Tonnes (Mt)		Grade (g/t)		Metal (Moz)	
Classification	2025	2024	2025	2024	2025	2024
Proved	45.2	33.7	1.2	1.1	1.7	1.2
Probable	171.0	104.4	0.9	0.8	4.9	2.7
Total	216.2	138.0	1.0	0.9	6.6	3.8

The Mineral Resource estimates are 90% attributable to Gold Fields at a gold price of US$2,300/oz, and the estimate disclosure is in situ.

Tarkwa Attributable Mineral Resources Inclusive of Reserves

	Tonnes (Mt)		Grade (g/t)		Metal (Moz)	
Classification	2025	2024	2025	2024	2025	2024
Measured	48.0	47.5	1.3	1.3	2.0	2.0
Indicated	216.5	175.9	1.0	1.0	7.3	5.9
Measured and Indicated	264.5	223.4	1.1	1.1	9.3	7.8
Inferred	14.5	4.2	1.6	1.4	0.7	0.2

Tarkwa Attributable Mineral Resources Exclusive of Reserves

	Tonnes (Mt)		Grade (g/t)		Metal (Moz)	
Classification	2025	2024	2025	2024	2025	2024
Measured	4.3	12.0	1.6	1.5	0.2	0.6
Indicated	55.8	74.3	1.2	1.3	2.2	3.1
Measured and Indicated	60.1	86.3	1.3	1.3	2.4	3.7
Inferred	14.5	4.2	1.6	1.4	0.7	0.2

The estimates have been prepared under the supervision of Mr Alex Trueman, VP Geology, a Gold Fields employee, a member of AusIMM in good standing, FAusIMM(CP), P.Geo., PRMA, who is a Competent Person/Qualified Person with the prescribed relevant experience as defined by the SAMREC Code and SEC S-K 1300. Mr Trueman has reviewed and provided prior written consents to the inclusion of the information in this release in the format presented.

Key statistics

		United States Dollar		
		Quarter		
		September	June	September
Figures in millions unless otherwise stated		2025	2025	2024
Gold produced - attributable	oz (000)	621	585	510
Gold produced - managed	oz (000)	638	602	529
Gold sold - managed	oz (000)	683	559	525
Tonnes milled/treated	000	10,882	10,734	10,172
Revenue	US$/oz	3,468	3,281	2,493
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	63	60	54
AISC#	US$/oz	1,557	1,739	1,694

Total AIC#	US$/oz	1,835	2,054	1,909
Net debt	US$m	791	1,487	1,123
Net debt (excluding lease liabilities)	US$m	360	1,055	684
Net debt to adjusted EBITDA ratio		0.17	0.37	0.47

At 30 September 2025, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%) and Cerro Corona in Peru (99.5%).
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

All-in cost reconciliation

		United States Dollar		
		Quarter		
		September	June	September
Figures in millions unless otherwise stated		2025	2025	2024
Total AIC for mining operations	US$/oz	1,730	1,936	1,840
Windfall	US$/oz	72	91	49
Corporate and other	US$/oz	33	27	20
Total AIC	US$/oz	1,835	2,054	1,909

Currencies and metal prices

	United States Dollar		
	Quarter		
	September	June	September
Figures in millions unless otherwise stated	2025	2025	2024
US$1-ZAR	17.63	18.29	17.97
A$-US$	0.65	0.64	0.67
US$-C$	0.73	0.72	0.73
Gold price (US$/oz)	3,468	3,281	2,493
Copper price (US$/tonne)	9,792	9,519	9,204
Silver price (US$/oz)	39	34	28

Stock data for the quarter ended September 2025

Number of shares in issue		NYSE - (GFI)	
- at 30 September 2025	895,024,247	Range - Quarter	US$23.36 - US$42.30
- average for the period	895,024,247	Average Volume - Quarter	3,232,351 shares/day
Free float	100 per cent	JSE Limited - (GFI)	
ADR ratio	1:1	Range - Quarter	ZAR419.32 - ZAR729.09
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume - Quarter	2,242,482 shares/day

Salient features and cost benchmarks

		United States Dollar			South African Rand
	Total Mine	Peru	Chile	Ghana	South Africa

Figures are in millions unless otherwise stated		operations and Salares Norte	Cerro Corona	Salares Norte Project	Tarkwa	Damang	South Deep	South Deep
Operating results								
	September	10 882	1,563	368	3,826	1,214	801	801
Ore milled/treated (000 tonnes)	Jun 2025	10,735	1,674	296	3,802	1,173	824	824
	Sept 2024	10,172	1,539	6	3,733	1,254	789	789
	Sept 2025	1.8	0.8	9.5	1.0	0.6	3.0	3.0
Yield (grams per tonne)	Jun 2025	1.7	1.0	7.7	0.9	0.7	3.1	3.1
	Sept 2024	1.6	0.8	1.1	1.1	0.8	2.8	2.8
	Sept 2025	638.2	41.4	112.2	122.9	22.7	77.7	2,418
Gold produced (000 managed equivalent ounces)	Jun 2025	602.0	51.8	73.4	106.6	26.0	81.0	2,518
	Sept 2024	529.0	41.5	0.2	128.9	33.2	71.7	2,229
Gold produced (000 attributable equivalent ounce)	Sept 2025	20.7	41.2	112.2	110.6	20.4	75.0	2,331
	Jun 2025	620.7	51.6	73.4	95.9	23.4	78.1	2,428
	Sept 2024	510.1	41.3	0.2	116.0	29.9	69.1	2,149
Gold sold (000 managed equivalent ounces)	Sept 2025	683.1	44.1	116.7	121.2	22.7	86.3	2,685
	Jun 2025	558.7	50.3	72.8	104.6	26.0	72.1	2,243
	Sept 2024	524.9	35.2	0.1	131.3	34.1	70.8	2,203
Cost of sales before amortisation and depreciation (million)	Sept 2025	(762.3)	(44.0)	(73.4)	(148.3)	(57.9)	(114.5)	(2,032.4)
	Jun 2025	(602.8)	(48.3)	(38.4)	(156.2)	(43.9)	(90.4)	(1,653.4)
	Sept 2024	(561.9)	(36.1)	4.7	(127.3)	(60.8)	(94.0)	(1,694.2)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Sept 2025	63	40	165	30	52	132	2,337
	Jun 2025	60	42	140	32	28	124	2,269
	Sept 2024	54	35	697	36	28	118	2,131
Sustaining capital (million)	Sept 2025	(244.3)	(0.7)	(42.5)	(73.8)	-	(32.8)	(582.6)
	Jun 2025	(255.5)	(0.4)	(79.2)	(62.3)	0.1	(27.3)	(499.7)
	Sept 2024	(225.8)	(4.6)	(37.5)	(53.3)	-	(26.6)	(480.6)
Non-sustaining capital (million)	Sept 2025	(108.4)	(11.0)	(25.8)	-	-	-	-
	Jun 2025	(92.8)	(3.1)	(36.9)	-	-	-	-
	Sept 2024	(67.8)	(0.3)	(46.5)	-	-	-	-
Total capital expenditure (million)	Sept 2025	(352.7)	(11.7)	(68.3)	(73.8)	-	(32.8)	(582.6)
	Jun 2025	(348.3)	(3.5)	(116.1)	(62.3)	0.1	(27.3)	(499.7)
	Sept 2024	(293.6)	(4.9)	(84.0)	(53.3)	-	(26.6)	(480.6)
AISC (Dollar per ounce)	Sept 2025	1,530	(4)	724	2,102	2,990	1,804	1,029,496
	Jun 2025	1,730	424	1,638	2,329	2,070	1,801	1,059,492
	Sept 2024	1,677	396	453,930	1,667	2,008	1,747	1,012,837
Total AIC (Dollar per ounce)	Sept 2025	1,730	475	982	2,102	2,990	1,804	1,029,496
	Jun 2025	1,937	606	2,215	2,329	2,070	1,801	1,059,492
	Sept 2024	1,840	502	1,002,151	1,667	2,008	1,747	1,012,837

Average exchange rates were US$1 = R17.63, US$1 = R18.29 and US$1 = R17.97 for the September 2025, June 2025 and September 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.64 and AS$1 = US$0.67 for the September 2025, June 2025 and September 2024 quarters.
Figures may not add as they are rounded independently.

Salient features and cost benchmarks continued

	United States Dollar Australia				Australian Dollar Australia			
Figures are in millions unless otherwise stated	Agnew	St Ives	Granny Smith	Gruyere 50%	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results

Ore milled/treated (000 tonnes)	Sept 2025	305	1,075	348	1,383	305	1,075	348	1,383
	Jun 2025	323	1,160	364	1,118	323	1,160	364	1,118
	Sept 2024	298	986	402	1,164	298	986	402	1,164
Yield (grams per tonne)	Sept 2025	6.3	2.6	6.2	0.9	6.3	2.6	6.2	0.9
	Jun 2025	5.4	2.7	6.1	1.0	5.4	2.7	6.1	1.0
	Sept 2024	6.3	2.6	5.8	0.9	6.3	2.6	5.8	0.9
Gold produced (000 managed equivalent ounces)	Sept 2025	62.1	89.1	69.5	40.6	62.1	89.1	69.5	40.6
	Jun 2025	56.1	99.2	71.4	36.5	56.1	99.2	71.4	36.5
	Sept 2024	60.9	83.8	74.4	34.4	60.9	83.8	74.4	34.4
Gold produced (000 attributable equivalent ounces)	Sept 2025	62.1	89.1	69.5	40.6	62.1	89.1	69.5	40.6
	Jun 2025	56.1	99.2	71.4	36.5	56.1	99.2	71.4	36.5
	Sept 2024	60.9	83.8	74.4	34.4	60.9	83.8	74.4	34.4
Gold sold (000 managed equivalent ounces)	Sept 2025	71.2	100.5	79.4	41.0	71.2	100.5	79.4	41.0
	Jun 2025	50.1	83.5	61.6	37.7	50.1	83.5	61.6	37.7
	Sept 2024	60.3	86.2	74.4	32.5	60.3	86.2	74.4	32.5
Cost of sales before amortisation and depreciation (million)	Sept 2025	(74.2)	(138.5)	(69.3)	(42.1)	114.1)	(213.5)	(106.3)	(64.8)
	Jun 2025	(58.1)	(77.2)	(54.4)	(35.8)	(90.7)	(120.1)	(84.8)	(56.0)
	Sept 2024	(61.8)	(100.0)	(61.5)	(25.2)	(92.5)	(149.5)	(91.9)	(37.6)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Sept 2025	206	114	173	26	315	175	264	39
	Jun 2025	182	96	173	34	284	150	271	53
	Sept 2024	196	91	148	22	293	137	221	33
Sustaining capital (million)	Sept 2025	(11.7)	(25.3)	(24.1)	(33.2)	(18.0)	(38.6)	(36.8)	(51.0)
	Jun 2025	(9.4)	(24.0)	(22.1)	(31.0)	(14.6)	(37.3)	(34.2)	(48.5)
	Sept 2024	(7.0)	(52.2)	(16.3)	(28.4)	(10.3)	(78.2)	(24.4)	(42.6)
Non-sustaining capital (million)	Sept 2025	(11.4)	(57.4)	(2.8)	-	(17.4)	(88.7)	(4.3)	-
	Jun 2025	(17.5)	(34.0)	(1.2)	-	(27.5)	(53.2)	(1.9)	-
	Sept 2024	(8.6)	(8.0)	(4.4)	-	(12.9)	(12.0)	(6.5)	-
Total capital expenditure (million)	Sept 2025	(23.1)	(82.7)	(26.9)	(33.2)	(35.4)	(127.3)	(41.1)	(51.0)
	Jun 2025	(26.9)	(58.0)	(23.3)	(31.0)	(42.1)	(90.5)	(36.1)	(48.5)
	Sept 2024	(15.6)	(60.2)	(20.7)	(28.4)	(23.2)	(90.2)	(30.9)	(42.6)
AISC (Dollar per ounce)	Sept 2025	1,370	1,670	1,316	1,924	2,105	2,564	2,015	2,951
	Jun 2025	1,597	1,556	1,468	1,966	2,493	2,424	2,287	3,072
	Sept 2024	1,302	1,896	1,180	1,928	1,945	2,838	1,764	2,884
Total AIC (Dollar per ounce)	Sept 2025	1,654	2,317	1,384	1,924	2,541	3,562	2,121	2,951
	Jun 2025	2,018	2,063	1,506	1,937	3,154	3,217	2,346	3,027
	Sept 2024	1,519	2,056	1,253	1,949	2,271	3,077	1,873	2,915

Average exchange rates were US$1 = R17.63, US$1 = R18.29 and US$1 = R17.97 for the September 2025, June 2025 and September 2024 quarters.

The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.64 and AS$1 = US$0.67 for the September 2025, June 2025 and September 2024 quarters.

Figures may not add as they are rounded independently.

Review of operations

Quarter ended 30 September 2025 compared with quarter ended 30 June 2025 and quarter ended 30 September 2024

Figures may not add as they are rounded independently.

Gruyere

		September 2025	June 2025	Variance	September 2024	Variance
Mine physicals in table on a 100% basis						
Ore mined	000 tonnes	2,040	2,408	(15)%	1,806	13%
Waste (Capital)	000 tonnes	13,217	12,853	3%	12,339	7%
Waste (Operational)	000 tonnes	1,393	1,983	(30)%	38	3,566%
Total waste mined	000 tonnes	14,610	14,836	(2)%	12,377	18%
Total tonnes mined	000 tonnes	16,650	17,244	(3)%	14,183	17%
Grade mined	g/t	1.03	1.05	(2)%	1.29	(20)%
Gold mined	000'oz	67.8	81.3	(17)%	75.2	(10)%
Strip ratio	waste/ore	6.7	6.2	8%	6.9	(3)%
Tonnes milled	000 tonnes	2,620	2,236	17%	2,329	12%
Yield	g/t	0.93	1.02	(9)%	0.92	1%
Gold produced	000'oz	78.0	73.0	7%	68.8	13%
Gold sold	000'oz	80.5	75.5	7%	65.0	24%
AIC and capital in table on a 50% basis						
AISC	A$/oz	2,951	3,072	(4)%	2,884	2%
	US$/oz	1,924	1,966	(2)%	1,928	-%
AIC	A$/oz	2,951	3,027	(3)%	2,915	1%
	US$/oz	1,924	1,937	(1)%	1,949	(1)%
Sustaining capital expenditure	A$m	51.0	48.5	5%	42.6	20%
	US$m	33.2	31.0	7%	28.4	17%
Non-sustaining capital expenditure	A$m	-	-	-%	-	-%
	US$m	-	-	-%	-	-%
Total capital expenditure	A$m	51.0	48.5	5%	42.6	20%
	US$m	33.2	31.0	7%	28.4	17%

Gruyere included on a 100% basis following the Gold Road acquisition from 26 September 2025

September 2025 quarter compared with the June 2025 quarter
Gold production increased by 7% to 78,000 ounces in the September quarter from 73,000 ounces in the June quarter. The increase was driven by a 17% increase in tonnes milled which was partially offset by a 9% decrease in yield as a result of a lower proportion of ore mined from the higher-grade Stage 4 of the Gruyere pit.

AIC decreased by 3% to A$2,951/oz (US$1,924oz) in the September quarter from A$3,027/oz (US$1,937oz) in the June quarter due to higher gold sales partially offset by increased capital expenditure.

Total capital expenditure (on a 50% basis) increased by 5% to A$51m (US$33m) in the September quarter compared to A$49m (US$31m) in the June quarter, with increased pre-strip mining at stage 6 of the Gruyere pit.

September 2025 quarter compared with the September 2024 quarter

The higher gold production in the September 2025 quarter when compared to the September 2024 quarter was primarily due to lower tonnes milled in the September 2024 quarter, which was a result of reduced availability of fresh rock from the Gruyere pit as mining activities focused on catching up the pre-strip shortfall following the major rainfall event in early 2024.

Overall material movement was higher in the September 2025 quarter as the mining contractor continued to build efficiency and capability to achieve the required output.

The 1% higher AIC in the September 2025 quarter compared to the September 2024 quarter was due to higher capital expenditure as a result of increased capital waste tonnes mined combined with higher contractor mining costs, partially offset by higher gold sales.

Higher capital expenditure in the September 2025 quarter was mainly due to increased capital waste mining.

Review of operations continued

Granny Smith

		September 2025	June 2025	Variance	September 2024	Variance
Underground ore mined	000 tonnes	357	361	(1)%	385	(7)%
Underground waste mined	000 tonnes	131	125	5%	138	(5)%
Total tonnes mined	000 tonnes	488	486	-%	523	(7)%
Grade mined - underground	g/t	6.66	6.47	3%	6.16	8%
Gold mined	000'oz	76.4	75.1	2%	76.3	-%
Tonnes milled	000 tonnes	348	364	(4)%	402	(13)%
Yield	g/t	6.22	6.10	2%	5.76	8%
Gold produced	000'oz	69.5	71.4	(3)%	74.4	(7)%
Gold sold	000'oz	79.4	61.6	29%	74.4	7%
AISC	A$/oz	2,015	2,287	(12)%	1,764	14%
	US$/oz	1,316	1,468	(10)%	1,180	12%
AIC	A$/oz	2,121	2,346	(10)%	1,873	13%
	US$/oz	1,384	1,506	(8)%	1,253	10%
Sustaining capital expenditure	A$m	36.8	34.2	8%	24.4	51%
	US$m	24.1	22.1	9%	16.3	48%
Non-sustaining capital expenditure	A$m	4.3	1.9	126%	6.5	(34)%
	US$m	2.8	1.2	133%	4.4	(36)%
Total capital expenditure	A$m	41.1	36.1	14%	30.9	33%
	US$m	26.9	23.3	15%	20.7	30%

September 2025 quarter compared with the June 2025 quarter

Gold production decreased by 3% to 69,500oz in the September quarter from 71,400oz in the June quarter due to a 4% decrease in tonnes processed.

AIC decreased by 10% to A$2,121/oz (US$1,384/oz) in the September quarter from A$2,346/oz (US$1,506/oz) in the June quarter due to higher gold sales partially offset by higher capital expenditure.

Total capital expenditure increased by 14% to A$41m (US$27m) in the September quarter from A$36m (US$23m) in the June quarter. During the September quarter A$4m (US$3m) was spent on a new fresh air intake system to support the Z135 and Z150 extraction levels.

September 2025 quarter compared with the September 2024 quarter

The lower gold production in the September 2025 quarter, when compared to the September 2024 quarter, was mainly due to lower tonnes milled.

Higher AIC compared to the September 2024 quarter was mainly due to increased capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.

Lower capital expenditure in the September 2024 quarter was due to lower development activity in the Z135 area, arising from ventilation restrictions and increased ground support requirements.

Review of operations continued

St Ives

		September 2025	June 2025	Variance	September 2024	Variance
Underground						
Ore mined	000 tonnes	573	581	(1)%	522	10%
Waste mined	000 tonnes	227	247	(8)%	210	8%
Total tonnes mined	000 tonnes	800	828	(3)%	732	9%
Grade mined	g/t	3.44	3.73	(8)%	4.35	(21)%
Gold mined	000'oz	63.4	69.6	(9)%	73.0	(13)%
Surface						
Ore mined	000 tonnes	559	681	(18)%	12	4558%
Waste (Capital)	000 tonnes	-	800	(100)%	3,966	(100)%
Waste (Operational)	000 tonnes	1,174	1,192	(2)%	-	-
Total waste mined	000 tonnes	1,174	1,992	(41)%	3,966	(70)%
Total tonnes mined	000 tonnes	1,733	2,673	(35)%	3,978	(56)%
Grade mined	g/t	1.59	2.11	(25)%	1.02	56%
Gold mined	000'oz	28.7	46.1	(38)%	0.4	7075%
Strip ratio	waste/ore	2.1	2.9	(28)%	344.1	(99)%
Total (underground and surface)						
Total ore mined	000 tonnes	1,132	1,262	(10)%	534	112%
Total grade mined	g/t	2.53	2.85	(11)%	4.28	(41)%
Total tonnes mined	000 tonnes	2,533	3,501	(28)%	4,710	(46)%
Total gold mined	000'oz	92.0	115.7	(20)%	73.4	25%
Tonnes milled	000 tonnes	1,075	1,160	(7)%	986	9%
Yield - underground	g/t	3.24	3.42	(5)%	4.08	(21)%
Yield - surface	g/t	1.80	1.89	(5)%	1.19	51%
Yield - combined	g/t	2.58	2.66	(3)%	2.64	(2)%
Gold produced	000'oz	89.1	99.2	(10)%	83.8	6%
Gold sold	000'oz	100.5	83.5	20%	86.2	17%
AISC	A$/oz	2,564	2,424	6%	2,838	(10)%
	US$/oz	1,670	1,556	7%	1,896	(12)%

AIC	A$/oz	3,562	3,217	11%	3,077	16%
	US$/oz	2,317	2,063	12%	2,056	13%
Sustaining capital expenditure	A$m	38.6	37.3	3%	78.2	(51)%
	US$m	25.3	24.0	5%	52.2	(52)%
Non-sustaining capital expenditure	A$m	88.7	53.2	67%	12.0	639%
	US$m	57.4	34.0	69%	8.0	618%
Total capital expenditure	A$m	127.3	90.5	41%	90.2	41%
	US$m	82.7	58.0	43%	60.2	37%

September 2025 quarter compared with the June 2025 quarter

Gold production decreased by 10% to 89,100oz in the September quarter from 99,200oz in the June quarter due to a 7% decrease in ore milled as a result of plant shutdowns for maintenance during the September quarter and a 3% decrease in yield.

Increased capital expenditure and cost of sales before amortisation and depreciation, partially offset by higher gold sold, resulted in an 11% increase in AIC to A$3,562/oz (US$2,317/oz) in the September quarter from A$3,217/oz (US$2,063/oz) in the June quarter. The increase in cost of sales before amortisation and depreciation was mainly due to higher maintenance costs as a result of the plant shutdowns and increased mining contractor rates at the underground operations.

Total capital expenditure increased by 41% to A$127m (US$83m) in the September quarter from $91m (US$58m) in the June quarter. During the September quarter A$69m (US$45m) was spent on the Renewables Power Project (June quarter - A$37m/US$24m).

September 2025 quarter compared with the September 2024 quarter

Gold production was higher in the September 2025 quarter compared to the September 2024 quarter mainly due to higher tonnes milled.

AIC was higher compared to the September 2024 quarter, primarily due to increased capital expenditure, as well as higher commodity input prices and employee and contractor costs. These increases were partially offset by higher gold sales achieved in the September 2025 quarter.

The increased capital expenditure compared to the September 2024 quarter reflects increased spend on the Renewables Power Project.

Review of operations continued

Agnew

		September 2025	June 2025	%Variance	September 2024	Variance
Underground						
Ore mined	000 tonnes	298	254	17%	277	8%
Waste mined	000 tonnes	279	246	13%	272	3%
Total tonnes mined	000 tonnes	577	500	15%	549	5%
Grade mined	g/t	7.10	6.13	16%	6.66	7%
Gold mined	000'oz	68.0	50.2	35%	59.3	15%

Tonnes milled	000 tonnes	305	323	(6)%	298	2%
Yield - underground	g/t	6.34	5.39	18%	6.35	-%
Gold produced	000'oz	62.1	56.1	11%	60.9	2%
Gold sold	000'oz	71.2	50.1	42%	60.3	18%
AISC	A$/oz	2,105	2,493	(16)%	1,945	8%
	US$/oz	1,370	1,597	(14)%	1,302	5%
AIC	A$/oz	2,541	3,154	(19)%	2,271	12%
	US$/oz	1,654	2,018	(18)%	1,519	9%
Sustaining capital expenditure	A$m	18.0	14.6	23%	10.3	75%
	US$m	11.7	9.4	24%	7.0	67%
Non-sustaining capital expenditure	A$m	17.4	27.5	(37)%	12.9	35%
	US$m	11.4	17.5	(35)%	8.6	33%
Total capital expenditure	A$m	35.4	42.1	(16)%	23.2	53%
	US$m	23.1	26.9	(14)%	15.6	48%

September 2025 quarter compared with the June 2025 quarter

Gold production increased by 11% to 62,100oz in the September quarter from 56,100oz in the June quarter due to an 18% increase in yield, partially offset by a 6% decrease in tonnes milled, driven by fresh rock availability, with lower-grade stockpiles processed and depleted in the June quarter.

Higher gold sold and lower capital expenditure resulted in a 19% decrease in AIC to A$2,541/oz (US$1,654/oz) in the September quarter from A$3,154/oz (US$2,018/oz) in the June quarter.

Total capital expenditure decreased by 16% to A$35m (US$23m) in the September quarter from A$42m (US$27m) in the June quarter, following decreased mine development in the lower Kath area of the Waroonga complex.

September 2025 quarter compared with the September 2024 quarter

Gold production in the September 2025 quarter was 2% higher than the September 2024 quarter.

The higher AIC in the September 2025 quarter compared to the September 2024 quarter was due to lower capital expenditure in the September 2024 quarter, partially offset by increased gold sold in the September 2025 quarter.

The lower capital expenditure in September 2024 was due to decreased development at Waroonga following unfavourable ground conditions in the lower levels of the Kath ore body.

Review of operations continued

South Deep

		September 2025	June 2025	Variance	September 2024	Variance
Ore mined	000 tonnes	432	411	5%	449	(4%)
Waste mined	000 tonnes	90	81	11%	83	8%
Total tonnes	000 tonnes	522	492	6%	532	(2%)
Grade mined - underground reef	g/t	6.14	6.03	2%	6.34	(3%)
Grade mined - underground total	g/t	5.08	5.04	1%	5.35	(5%)
Gold mined	kg	2,655	2,478	7%	2,847	(7%)
	000'oz	85.4	79.7	7%	91.5	(7%)

Development	m	3,011	3,322	(9%)	3,346	(10%)
Secondary support	m	3,574	4,038	(11%)	3,614	(1%)
Backfill	m3	142,132	164,256	(13%)	102,141	39%
Ore milled - underground reef	000 tonnes	420	414	1%	433	(3%)
Ore milled - underground waste	000 tonnes	48	81	(41%)	49	(2%)
Total underground tonnes milled	000 tonnes	468	495	(5%)	482	(3%)
Ore milled - surface	000 tonnes	333	329	1%	307	8%
Total tonnes milled	000 tonnes	801	824	(3%)	789	2%
Yield - underground reef	g/t	5.64	5.99	(6%)	5.08	11%
Surface yield	g/t	0.14	0.12	17%	0.09	56%
Total yield	g/t	3.02	3.06	(1%)	2.82	7%
Gold produced	kg	2,418	2,518	(4%)	2,229	8%
	000'oz	77.7	81.0	(4%)	71.7	8%
Gold sold	kg	2,685	2,243	20%	2,203	22%
	000'oz	86.3	72.1	20%	70.8	22%
AISC	R/kg	1,029,496	1,059,492	(3%)	1,012,837	2%
	US$/oz	1,804	1,801	-%	1,747	3%
AIC	R/kg	1,029,496	1,059,492	(3%)	1,012,837	2%
	US$/oz	1,804	1,801	-%	1,747	3%
Sustaining capital expenditure	Rm	582.6	499.7	17%	480.6	21%
	US$m	32.8	27.3	20%	26.6	23%
Non-sustaining capital expenditure	Rm	-	-	-%	-	-%
	US$m	-	-	-%	-	-%
Total capital expenditure	Rm	582.6	499.7	17%	480.6	21%
	US$m	32.8	27.3	20%	26.6	23%

September 2025 quarter compared with the June 2025 quarter

Gold produced decreased by 4% to 2,418kg (77.7Koz) in the September quarter from 2,518kg (81.0Koz) in the June quarter, driven by lower than planned plant recovery and yield. Tonnes milled from underground decreased by 5% to 468kt in the September quarter from 495kt in the June quarter due to ore phasing despite an increase in mined volumes.

AIC R/kg decreased by 3% to R1,029,496/kg (US$1,804/oz) mainly due to higher gold sold in the current quarter, partially offset by higher capital expenditure.

Capital expenditure increased by 17% to R583m (US$33m) in the September quarter from R500m (US$27m) in the June quarter. The main expenditure items relate to the winders, underground infrastructure maintenance (tips) and the underground collision avoidance system (CAS L9).

September 2025 quarter compared with the September 2024 quarter

Gold produced increased by 8% in the September 2025 quarter driven by improved plant recovery and mine call factors.

AIC R/kg increased by 2% mainly due to the higher cost of sales before amortisation and depreciation and capital expenditure in the September 2025 quarter partially offset by higher gold sold in the September 2025 quarter.

Capital expenditure increased by 21% in the September 2025 quarter. The main expenditure items relate to an increase in infrastructure and the underground collision avoidance system.

Review of operations continued

Damang

		September 2025	June 2025	Variance	September 2024	Variance
Ore mined	000 tonnes	284	10	2740%	-	-%
Waste (Operational)	000 tonnes	5,815	516	1027%	-	-%
Total tonnes mined	000 tonnes	6,099	526	1060%	-	-%
Strip ratio	waste/ ore	20.5	53.3	(62)%	-	-%
Grade mined	g/t	1.07	0.78	37%	-	-%
Gold mined	000'oz	9.8	0.2	4800%	-	-%
Tonnes milled	000 tonnes	1,214	1,173	3%	1,254	(3)%
Yield	g/t	0.58	0.69	(16)%	0.82	(29)%
Gold produced	000'oz	22.7	26.0	(13)%	33.2	(32)%
Gold sold	000'oz	22.7	26.0	(13)%	34.1	(33)%
AISC	US$/oz	2,990	2,070	44%	2,008	49%
AIC	US$/oz	2,990	2,070	44%	2,008	49%

September 2025 quarter compared with the June 2025 quarter

Gold production decreased by 13% to 22,700oz in the September quarter from 26,000oz in the June quarter mainly due to lower yield. Yield decreased by 16% to 0.58g/t in the September quarter from 0.69g/t in the June quarter due to lower feed grade from stock piles. A total of 1,064kt was fed from the stockpiles at a grade of 0.66g/t and 150kt at a grade of 1.17 from ex-pit in the September quarter compared with 1,163kt at a grade of 0.74g/t from stockpiles and 10kt at a grade of 0.78g/t from ex-pit in the June quarter.

Mining volumes continued to increase during the September 2025 quarter following the resumption of open pit mining activities in the month of June 2025.

AIC increased by 44% to US$2,990/oz in the September quarter from US$2,070/oz in the June quarter mainly due to lower gold sold, and higher cost of sales before amortisation and depreciation relating to the increase in tonnes mined.

September 2025 quarter compared with the September 2024 quarter

Gold production decreased by 32% in the September 2025 quarter mainly due to lower yield and lower tonnes milled. A total of 1,064kt was fed from the stockpiles at a grade of 0.66g/t and 150kt at a grade of 1.17 from ex-pit in the September 2025 quarter, compared with 1,254kt at a grade of 0.96g/t from stockpiles in the September 2024 quarter.

AIC increased by 49% in the September 2025 quarter mainly due to lower gold sold.

Review of operations continued

Tarkwa

		September 2025	June 2025	Variance	September 2024	Variance
Ore mined	000 tonnes	2,730	2,499	9%	3,809	(28)%

Waste (Capital)	000 tonnes	13,269	9,860	35%	8,428	57%
Waste (Operational)	000 tonnes	9,069	11,138	(19)%	13,364	(32)%
Total waste mined	000 tonnes	22,338	20,998	6%	21,792	3%
Total tonnes mined	000 tonnes	25,068	23,497	7%	25,601	(2)%
Strip ratio	waste/ ore	8.2	8.4	(2)%	5.7	44%
Grade mined	g/t	1.33	1.12	19%	1.18	13%
Gold mined	000'oz	116.8	90.1	30%	144.1	(19)%
Tonnes milled	000 tonnes	3,826	3,802	1%	3,733	2%
Yield	g/t	1.00	0.87	15%	1.07	(7)%
Gold produced	000'oz	122.9	106.6	15%	128.9	(5)%
Gold sold	000'oz	121.2	104.6	16%	131.3	(8)%
AISC	US$/oz	2,102	2,329	(10)%	1,667	26%
AIC	US$/oz	2,102	2,329	(10)%	1,667	26%
Sustaining capital expenditure	US$m	73.8	62.3	18%	53.3	38%
Non-sustaining capital expenditure	US$m	-	-	-%	-	-%
Total capital expenditure	US$m	73.8	62.3	18%	53.3	38%

September 2025 quarter compared with the June 2025 quarter

Gold production increased by 15% to 122,900oz in the September quarter from 106,600oz in the June quarter due to higher yield. Yield increased by 15% to 1.0g/t in the September quarter from 0.87g/t in the June quarter due to higher feed grade. In the September quarter, 2.27/Mt was fed from ex-pit at a grade of 1.32g/t and 1.55Mt from stockpile at a grade of 0.79g/t, while 2.18/Mt was fed from ex-pit at a grade of 1.11g/t and 1.62Mt from stockpile at a grade of 0.78g/t in the June quarter.

AIC decreased by 10% to US$2,102/oz in the September quarter from US$2,329/oz in the June quarter, mainly due to higher gold sold, partially offset by higher capital expenditure as a result of an increase in mining volumes.

Total capital expenditure increased by 18% to US$74m in the September quarter from US$62m in the June quarter due to higher capital waste tonnes mined in the September quarter.

September 2025 quarter compared with the September 2024 quarter

Gold production decreased by 5% in the September 2025 quarter, mainly due to a 7% lower yield. In the September 2025 quarter, 2.27/Mt was fed from ex- pit at a grade of 1.32g/t and 1.55Mt from stockpile at a grade of 0.79g/t, while 3.01/Mt was fed from ex-pit at a grade of 1.23g/t and 0.73Mt from stockpile at a grade of 0.78g/t in the September 2024 quarter.

AIC increased by 26% in the September 2025 quarter due to lower gold sold, higher cost of sales before amortisation and depreciation, higher capital expenditure and higher royalties.

Total capital expenditure increased by 38% in the September 2025 quarter due to higher capital waste tonnes mined in the September 2025 quarter.

Review of operations continued

Salares Norte

		September 2025	June 2025	Variance	September 2024	Variance
Ore mined	000 tonnes	-	543	(100)%	254	(100)%
Waste (capital)	000 tonnes	5,612	5,755	(2)%	3,347	68%
Waste (operational)	000 tonnes	-	266	(100)%	297	(100)%
Total waste mined	000 tonnes	5,612	6,021	(7)%	3,644	54%
Total tonnes mined	000 tonnes	5,612	6,564	(15)%	3,898	44%
Strip ratio	waste/ ore	-	11.09	(100)%	14.34	(100)%
Grade mined - gold	g/t	-	5.42	(100)%	3.93	(100)%
Grade mined - silver	g/t	-	161.79	(100)%	86.58	(100)%
Gold mined	000'oz	-	94.6	(100)%	32.1	(100)%
Silver mined	000'oz	-	2,823.3	(100)%	707.1	(100)%
Tonnes milled	000 tonnes	368	296	24%	6	6,033%
Gold recoveries	per cent	84%	85%	(1)%	-	-%
Silver recoveries	per cent	66%	69%	(4)%	-	-%
Yield - Gold	g/t	8.7	7.6	14%	1.0	770%
- Silver	per cent	67.6	14.8	357%	6.3	973%
- Combined	eq g/t	9.5	7.7	23%	1.1	764%
Gold produced	000'oz	103.1	72.0	43%	0.2	51450%
Silver produced	000'oz	798.4	140.9	467%	1.2	66433%
Total equivalent gold produced	000' eq oz	112.2	73.4	53%	0.2	56000%
Total equivalent gold sold	000' eq oz	116.7	72.8	60%	0.1	116600%
AISC	US$/oz	724	1,638	(56)%	453,930	(100)%
AISC	US$/ eq oz	942	1,669	(44)%	425,211	(100)%
AIC	US$/oz	982	2,215	(56)%	1,002,151	(100)%
AIC	US$/ eq oz	1,180	2,235	(47)%	938,580	(100)%
Sustaining capital expenditure	US$m	42.5	79.2	(46)%	37.5	13%
Non-sustaining expenditure	US$m	25.8	36.9	(30)%	46.5	(45)%
Total capital expenditure	US$m	68.3	116.1	(41)%	84.0	(19)%

September 2025 quarter compared with the June 2025 quarter

Gold and silver production in the September quarter was 103,100oz of gold and 798,400oz of silver respectively, resulting in gold-equivalent production of 112,200oz, a 53% increase compared to the June quarter, which is in line with the ramp-up plan.

On 31 August 2025, the operation achieved commercial levels of production, following the sustained improvement of the plant throughput and metallurgical recoveries, marking a key milestone in the ramp-up phase.

AIC decreased by 56% to US$982/oz in the September quarter from US$2,215/oz in the June quarter due to higher gold sold and lower capital expenditure.

Total capital expenditure decreased by 41% to US$68m in the September quarter from US$116m in the June quarter, mainly due to the higher expenditure related to the additional work identified at the plant in preparation for winter conditions.

September 2025 quarter compared with September 2024 quarter

Gold-equivalent production in the September 2025 quarter increased significantly when compared to the September 2024 quarter as the September 2024 quarter was used to set the plant up for a safe and sustainable restart and ramp-up following the impact of the 2024 winter on ramp-up activities.

The higher capital expenditure in the September 2024 quarter related to ramp-up capital and additional capital due to the impact of the 2024 winter on the processing facility.

Review of operations continued

Cerro Corona

		September 2025	June 2025	Variance	September 2024	Variance
Ore mined	000 tonnes	5,155	4,273	21%	3,223	60%
Waste mined	000 tonnes	388	1,083	(64)%	3,913	(90)%
Total tonnes mined	000 tonnes	5,543	5,356	3%	7,136	(22)%
Strip ratio	waste/ ore	0.22	0.25	(12)%	1.2	(82)%
Grade mined - gold	g/t	0.51	0.66	(23)%	0.59	(14)%
Grade mined - copper	per cent	0.36	0.38	(5)%	0.36	-%
Gold mined	000'oz	84.0	91.2	(8)%	60.9	38%
Copper mined	000 tonnes	18,420	16,305	13%	11,705	57%
Tonnes milled	000 tonnes	1,563	1,674	(7)%	1,539	2%
Gold recovery	per cent	74.9	76.5	(2)%	60.1	25%
Copper recovery	per cent	91.2	91.7	(1)%	89.0	2%
Yield - Gold	g/t	0.51	0.64	(20)%	0.44	16%
- Copper	per cent	39%	40%	(3)%	38%	3%
- Combined	eq g/t	0.82	0.96	(15)%	0.84	(2)%
Gold produced	000'oz	24.7	33.0	(25)%	20.8	19%
Copper produced	tonnes	5,883	6,487	(9)%	5,586	5%
Total equivalent gold produced	000' eq oz	41.4	51.8	(20)%	41.5	-%
Total equivalent gold sold	000' eq oz	44.1	50.3	(12)%	35.2	25%
AISC	US$/oz	(4)	424	(101)%	396	(101)%
AISC	US$/ eq oz	1,372	1,385	(1)%	1,489	(8)%
AIC	US$/oz	475	606	(22)%	502	(5)%
AIC	US$/ eq oz	1,667	1,501	11%	1,541	8%
Sustaining capital expenditure	US$m	0.7	0.4	75%	4.6	(85)%
Non-sustaining capital expenditure	US$m	11.0	3.1	255%	0.3	3567%
Total capital expenditure	US$m	11.7	3.5	234%	4.9	139%

September 2025 quarter compared with the June 2025 quarter

Gold-equivalent production decreased by 20% to 41,400oz in the September quarter from 51,800oz in the June quarter, mainly due to lower tonnes milled as well as lower gold and copper grades processed, in line with the mine sequence.

AIC per gold ounce sold decreased by 22% to US$475/oz in the September quarter from US$606/oz in the June quarter, mainly due to lower cost of sales before amortisation and depreciation and higher by-product credits to cost, partially offset by lower gold sales and higher capital expenditure.

Total capital expenditure increased by 234% to US$12m in the September quarter from US$4m in the June quarter, mainly due to an increase in construction activities related to the in-pit tailings deposition system.

September 2025 quarter compared with the September 2024 quarter

Gold-equivalent production was similar in the September 2025 quarter compared to the September 2024 quarter.

AIC per gold ounce sold decreased by 5% in the September 2025 quarter mainly due to higher by-product credits to cost, and higher gold sales, partially offset by higher capital expenditure.

Total capital expenditure increased by 139% in the September 2025 quarter, mainly due to the in-pit tailings deposition system construction. In the previous year, no tailings storage facility was constructed.

Underground and surface

Ounces with metric tonnes and grade		Total Mine operations and Salares Norte	Peru Cerro Corona	Chile Salares Norte	Ghana Tarkwa	Ghana Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)*											
- underground ore	Sept 2025	1,660	-	-	-	-	432	298	573	357	-
	Jun 2025	1,607	-	-	-	-	411	254	581	361	-
	Sept 2024	1,634	-	-	-	-	449	277	522	385	-
- underground waste	Sept 2025	728	-	-	-	-	90	279	227	131	-
	Jun 2025	700	-	-	-	-	81	246	247	125	-
	Sept 2024	703	-	-	-	-	83	272	210	138	-
- surface ore	Sept 2025	9,750	5,155	-	2,730	284	-	-	559	-	1,022
	Jun 2025	9,209	4,273	543	2,499	10	-	-	681	-	1,204
	Sept 2024	8,201	3,223	254	3,809	-	-	-	12	-	903
- total	Sept 2025	12,138	5,155	-	2,730	284	522	577	1,359	488	1,022
	Jun 2025	11,516	4,273	543	2,499	10	492	500	1,509	486	1,204
	Sept 2024	10,538	3,223	254	3,809	-	532	549	744	523	903
Grade mined (grams per tonne)											
- underground ore	Sept 2025	5.5	-	-	-	-	6.1	7.1	3.4	6.7	-
	Jun 2025	5.3	-	-	-	-	6.0	6.1	3.7	6.5	-
	Sept 2024	5.7	-	-	-	-	6.3	6.7	4.3	6.2	-
- surface ore	Sept 2025	0.9	0.5	-	1.3	1.1	-	-	1.6	-	1.0
	Jun 2025	1.2	0.7	5.4	1.1	0.8	-	-	2.1	-	1.0
	Sept 2024	1.0	0.6	3.9	1.2	-	-	-	1.0	-	1.3

- total	Sept 2025	1.5	0.5	-	1.3	1.1	5.1	7.1	2.5	6.7	1.0
	Jun 2025	1.8	0.7	5.4	1.1	0.8	5.0	6.1	2.9	6.5	1.0
	Sept 2024	1.8	0.6	3.9	1.2	-	5.3	6.7	4.3	6.2	1.3
Gold mined (000 ounces)*											
- underground ore	Sept 2025	293.1	-	-	-	-	85.4	68.0	63.4	76.4	-
	Jun 2025	274.6	-	-	-	-	79.7	50.2	69.6	75.1	-
	Sept 2024	300.1	-	-	-	-	91.5	59.3	73.0	76.3	-
- surface ore	Sept 2025	273.2	84.0	-	116.8	9.8	-	-	28.7	-	34.1
	Jun 2025	363.0	91.2	94.6	90.1	0.2	-	-	46.1	-	40.6
	Sept 2024	275.0	60.9	32.1	144.1	-	-	-	0.4	-	37.6
- total	Sept 2025	566.3	84.0	-	116.8	9.8	85.4	68.0	92.1	76.4	34.1
	Jun 2025	637.6	91.2	94.6	90.1	0.2	79.7	50.2	115.7	75.1	40.6
	Sept 2024	575.1	60.9	32.1	144.1	-	91.5	59.3	73.4	76.3	37.6
Ore milled/treated (000 tonnes)											
- underground ore	Sept 2025	1,653	-	-	-	-	420	305	581	348	-
	Jun 2025	1,683	-	-	-	-	414	323	581	364	-
	Sept 2024	1,629	-	-	-	-	433	298	496	402	-
- underground waste	Sept 2025	48	-	-	-	-	48	-	-	-	-
	Jun 2025	81	-	-	-	-	81	-	-	-	-
	Sept 2024	49	-	-	-	-	49	-	-	-	-
- surface ore	Sept 2025	9,182	1,563	368	3,826	1,214	333	-	494	-	1,383
	Jun 2025	8,971	1,674	296	3,802	1,173	329	-	579	-	1,118
	Sept 2024	8,494	1,539	6	3,733	1,254	307	-	490	-	1,164
- total	Sept 2025	10,882	1,563	368	3,826	1,214	801	305	1,075	348	1,383
	Jun 2025	10,735	1,674	296	3,802	1,173	824	323	1,160	364	1,118
	Sept 2024	10,172	1,539	6	3,733	1,254	789	298	986	402	1,164
Yield (Grams per tonne)											
- underground ore	Sept 2025	5.1	-	-	-	-	5.6	6.3	3.2	6.2	-
	Jun 2025	5.0	-	-	-	-	6.0	5.4	3.4	6.1	-
	Sept 2024	5.2	-	-	-	-	5.1	6.3	4.1	5.8	-
- surface ore	Sept 2025	1.3	0.8	9.5	1.0	0.6	0.1	-	1.8	-	0.9
	Jun 2025	1.1	1.0	7.7	0.9	0.7	0.1	-	1.9	-	1.0
	Sept 2024	0.9	0.8	1.1	1.1	0.8	0.1	-	1.2	-	0.9
- combined	Sept 2025	1.8	0.8	9.5	1.0	0.6	3.0	6.3	2.6	6.2	0.9
	Jun 2025	1.7	1.0	7.7	0.9	0.7	3.1	5.4	2.7	6.1	1.0
	Sept 2024	1.6	0.8	1.1	1.1	0.8	2.8	6.3	2.6	5.8	0.9
Gold produced (000 ounces)*											
- underground ore	Sept 2025	268.4	-	-	-	-	76.3	62.1	60.5	69.5	-
	Jun 2025	271.2	-	-	-	-	79.7	56.1	64.0	71.4	-
	Sept 2024	271.1	-	-	-	-	70.8	60.9	65.0	74.4	-
- surface ore	Sept 2025	369.8	41.4	112.2	122.9	22.7	1.5	-	28.5	-	40.6
	Jun 2025	330.9	51.8	73.4	106.6	26.0	1.3	-	35.3	-	36.5
	Sept 2024	257.9	41.5	0.2	128.9	33.2	0.9	-	18.8	-	34.4
- total	Sept 2025	638.2	41.4	112.2	122.9	22.7	77.8	62.1	89.0	69.5	40.6
	Jun 2025	602.0	51.8	73.4	106.6	26.0	81.0	56.1	99.2	71.4	36.5
	Sept 2024	529.0	41.5	0.2	128.9	33.2	71.7	60.9	83.8	74.4	34.4
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	Sept 2025	174	-	-	-	-	196	206	140	173	-
	Jun 2025	158	-	-	-	-	172	182	123	173	-
	Sept 2024	162	-	-	-	-	173	196	141	148	-

- surface	Sept 2025	43	40	165	30	52	43	-	84	-	26
	Jun 2025	40	42	140	32	28	52	-	69	-	34
	Sept 2024	33	35	697	36	28	33	-	41	-	22
- total	Sept 2025	63	40	165	30	52	132	206	114	173	26
	Jun 2025	60	42	140	32	28	124	182	96	173	34
	Sept 2024	54	35	697	36	28	118	196	91	148	22

* Excludes surface material at South Deep.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning.

These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the permitting, development and operations of the Windfall Project) and other initiatives, anticipated benefits of acquisitions or joint ventures (including the acquisition of Gold Road Resources Limited), the ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

This presentation includes certain non-International Financial Reporting Standards (IFRS) financial measures, including adjusted earnings before interest, taxes, depreciation, and amortisation (adjusted EBITDA), All-in Sustaining Cost (AISC), All-in Cost (AIC), normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow and adjusted free cash flow from operations. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this presentation has not been reviewed or reported on by Gold Fields' external auditors.

Mineral Resources and Mineral Reserves

Gold Fields' reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. In support of the disclosure relating to the attributable 2025 Mineral Reserve at Tarkwa set out in this announcement, the Group expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, including an updated Technical Report Summary in respect of Tarkwa, with its annual report on Form 20-F for the year ending 31 December 2025.
A JSE-compliant version of this announcement can be located at: https://www.goldfields.com/sens-announcements.php

Administration and corporate information

Corporate Secretary
Anre Weststrate
Mobile: +27 83 635 5961
Email: anre.weststrate@goldfields.com

Registered office
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Gold Fields Limited
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Shareholder correspondence should be mailed to:
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Sponsor
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Investor and media enquiries
Jongisa Magagula
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Website www.goldfields.com Listings JSE / NYSE YGH Suleman† (Chairperson) MJ Fraser• (Chief Executive Officer) AT Dall• (Chief Financial Officer) A Andani#† ZBM Bassa† MC Bitar@† TP Goodlace† SL McCrae^^† JF MacKenzie*† JE McGill^† MI Rawlinson*† PG Sibiya† CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent Director •Non-independent Director